Exhibit 99.3

Hut 8 Mining Names Ronnie Yu Head of Sustainability

TORONTO, April 26, 2021 /CNW/ - Hut 8 Mining Corp. (TSX: HUT), one of North America's oldest, largest, and innovation-focused bitcoin mining pioneers, is delighted to announce Ronnie Yu as Hut 8 Mining's Head of Sustainability.

Ronnie Yu is a risk mitigation and power markets specialist with over 15 years of experience executing deals across renewable energy markets, power markets, emissions origination, hedging, commercials and finance in North America. He joins Hut 8 from his previous role at Bullfrog Power, where he was responsible for its renewable energy procurement initiative and executing Bullfrog's first long-term Alberta-based solar Power Purchase Agreement in July 2020.

"We are thrilled to welcome Ronnie to the Hut 8 team. His expertise in renewable energy and natural resources will be an asset to advancing Hut 8's ESG initiatives and will support our continued focus on innovation and sustainable mining practices," said Jaime Leverton, CEO, Hut 8. "At Hut 8, we are passionately innovating to shift fear and doubt about Bitcoin mining's relationship to the environment toward industry-leading, scalable energy solutions and we are so excited to have Ronnie's leadership helping us to achieve these goals."

"I am thrilled to be joining the world class management team at Hut 8," said Ronnie Yu. "I look forward to contributing to the Company's continued growth, while increasing Hut 8's focus on operating in a sustainable impactful manner and executing on our decarbonization initiatives."

Ronnie is a proven leader and has originated and structured various power hedging agreements in Alberta and US markets. Ronnie has a Bachelor in Commerce from the University of Calgary and a Masters of Business Administration from the University of Alberta, specializing in Natural Resources and Energy.

About Hut 8:

Hut 8 is one of North America's oldest, largest and most innovative bitcoin miners. Hut 8 has one of the highest installed capacity rates in the industry and is #1 globally in held, self-mined Bitcoin of any crypto miner or publicly traded company. Recently ranked 11th (of 10,000) on the 2021 OTCQX® Best 50, and the first publicly traded miner on the TSX, the Hut 8 leadership team is continually looking for ways to accelerate innovation in high performance computing, and the blockchain ecosystem. We are stewards of powerful, industry-leading solutions, and drivers of innovation in digital asset mining and high performance computing. – Hut 8 applies a growth mindset to our revenue diversification, ESG and carbon footprint reduction strategy. We are a company committed to growing shareholder value regardless of #BTC market direction. #HodltheHut.

Ronnie Yu, Head of Sustainability, Hut 8 Mining (CNW Group/Hut 8 Mining Corp) SOURCE Hut 8 Mining Corp

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For further information: Media Contact, Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:30e 26-APR-21

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